Exhibit 99.3

Frequently Asked Questions:

A Bank for Maine’s Future: The Merger of Camden National and The Bank of Maine

As we move through the transition process, this document will be updated. If you have any questions that are not addressed in this document, please email feedback@camdennational.com.

1.	How will we be organized after the merger?

•	The combined organization will operate under the Camden National Corporation and Camden National Bank name and brand.

•	SBM Financial, Inc., the parent company of The Bank of Maine, will be merged into Camden National Corporation while The Bank of Maine will be merged into Camden National Bank. Acadia Trust, N.A. will not be affected by this merger.

•	Two directors of SBM Financial and The Bank of Maine will join the boards of Camden National Corporation and Camden National Bank.

•	Gregory A. Dufour, president and chief executive officer of Camden National Corporation and Camden National Bank will continue in those roles after the merger.

•	We will be headquartered in Camden, Maine with some leadership and management positions operating from Bank of Maine’s strategically located offices in Portland’s vibrant downtown.

2.	Why is this good for Camden National?

The merger with The Bank of Maine is a unique opportunity to leverage the strengths of two well-regarded Maine-based banks. Camden National’s strength in Mid-Coast, Bangor, Downeast, and Lewiston/Auburn areas is complemented by Bank of Maine’s strength in Augusta/Gardiner, Portland and Southern Maine areas — the same areas Camden National has been investing in for several years. Our systems and products are very much aligned, which will ease our transition, and both organizations have taken many strategic steps to reposition themselves for the future. Together, we are stronger!

3.	Why the Bank of Maine?

Five years ago, The Bank of Maine re-structured from the Savings Bank of Maine to what is now The Bank of Maine. They brought in a strong management team led by John Everets, who has reenergized the organization. In addition, they share many of the same values as Camden National and are committed to community banking and providing customers with exceptional banking experiences.

2 Elm Street, Camden, Maine 04843   |   800.860.8821   |   CamdenNational.com   |   Member FDIC

4.	Who is the Bank of Maine?

The Bank of Maine was organized on June 26, 1834 as Gardiner Savings Institution. In 2007, Gardiner Savings Institution changed its name to Savings Bank of Maine, and today it is known simply as The Bank of Maine, a wholly owned subsidiary of SBM Financial, Inc. Headquartered in Portland, Maine with 24 offices, 254 employees, and $806 million in total assets as of December 31, 2014, The Bank of Maine provides a broad range of financial services, including commercial, residential, and consumer lending, retail and commercial deposit products, and a wide variety of additional services through its branch network, loan offices, and ATM machines.

5.	What does this mean to you as a stakeholder?

As we await final regulatory and shareholder approvals, it is business as usual.  As always, our focus remains on serving our customers, each and every day, and that priority will continue throughout this transition. While there’s already been a dedicated group of stakeholders working diligently behind the scenes on this project, we’ll need even more stakeholder participation and assistance in the weeks and months ahead.  Please note: As we are bound by legal requirements, we ask that you do not directly reach out to Bank of Maine employees or visit the new branch locations until the transaction has been completed. In addition, please refrain from liking their Facebook page, or looking up profiles on LinkedIn or other social media tools.

We thank you in advance for your efforts and willingness to go above and beyond to ensure a smooth transition and warm welcome for our newly-acquired customers, and to maintain the high level of service to which our existing customers are accustomed.

6.	What does this mean to the many projects that we currently are working on?

It is still important for us to maintain focus on our current customers and branch locations. We ask you to continue to work and remain committed to the projects that are in progress. We will continue to evaluate and monitor workloads as we move through the transition period.

7.	How many branches does The Bank of Maine have and where are they located?

The Bank of Maine has 24 branches. The branches are located in Augusta (3), Bath, Boothbay Harbor, Brunswick (2), Calais, Falmouth, Gardiner, Hallowell, Kennebunk, Machias, Manchester, Oakland, Portland, Randolph, Richmond, Saco, Topsham, Waterville, Winthrop, Wiscasset and York.

2 Elm Street, Camden, Maine 04843   |   800.860.8821   |   CamdenNational.com   |   Member FDIC

The Bank of Maine also has lending offices in Boston and Braintree, MA and an operations center at Libby Hill in Gardiner.

8.	As part of this acquisition, will any branch locations be closed?

We will continue to operate as business as usual as we evaluate the needs of our combined customers and the markets we serve. We do understand that there is an overlap of branch locations and we will take every effort to minimize the impact on customers and employees.

9.	Will operation centers be combined?

As we move through the transition, we will be assessing our new combined needs to determine the best approach to providing exceptional service and experiences to our customers and stakeholders. The Libby Hill operations center is located in Gardiner, Maine about 45 minutes from the Hanley Center in Rockport.

10.	Do we know what systems and processes are common between the two organizations?

Camden National and The Bank of Maine share many of the same systems and processes, including Jack Henry as a core processor, Passport for ATMs and Encompass 360 for mortgages. Over the next several weeks, a conversion team with representatives of both organizations will be created to assess what systems are the best solutions for the combined company.

11.	When will the integration occur?

We expect the merger to occur in the 3rd quarter, pending regulatory and shareholder approvals. A conversion plan will be developed over the next several weeks.

12.	When will The Bank of Maine customers be fully integrated into Camden National?

There are a number of factors influencing this transaction including regulatory and shareholder approval. While we expect to receive the appropriate approvals in the 3rd quarter, the actual conversion and integration may occur over a period of several months.

13.	What are the benefits of the merger to customers of both organizations?

We will be Maine’s bank for the future and redefine what community banking means. We will provide customers with:

•	Convenience: Serving customers and communities through 68 branch and three specialized lending locations; with over 85 ATMs across the state, as well as access to additional ATMs as part of the Maine Cash Access Network, making it more convenient for our customers to transact business with us.

2 Elm Street, Camden, Maine 04843   |   800.860.8821   |   CamdenNational.com   |   Member FDIC

•	Premier digital banking tools: Our state-of-the-art online, mobile, text and telephone banking tools, as well as, mobile deposit and bill pay will be available for customers to bank from everywhere at any time.

•	Relationship banking delivered by local people: Provide access to funding, which will give lenders and branch managers greater ability to invest in our local communities by lending money to the people and businesses they work with every day.

•	Help to neighbors and communities: Contribute to the revitalization of downtown communities and demonstrate our commitment to invest in local business and organizations and programs like Hope@Home.

•	Financial strength: A leading financial service provider; positioned for growth

o	Camden National is a strong and growing institution that continues to re-shape itself for the future and provide enduring value to its customers and shareholders

o	The Bank of Maine has been re-energized over the past five years under the leadership of John Everets and his management team

•	The products and services customers need: Our expanded product offering ranges from personal and business savings and checking accounts to home mortgage, home equity loans and lines as well as construction loans.

•	Commercial lending expertise: Borrowers will have access to FAME’s number one lending bank for the past five out of six years with an experienced team of commercial lenders who can help with complex commercial loans, real estate transactions and cash management services.

•	Wealth management services: Customers will have access to fiduciary trust advice and estate planning services through Acadia Trust, N.A., as well as, brokerage services through Camden Financial Consultants.

14.	How do we prepare for The Bank of Maine customers who may contact us before regulatory or shareholder approval is final and what do we say?

During regulatory and shareholder approval, The Bank of Maine customers will continue to do business as they currently do through The Bank of Maine. You may receive calls from impacted customers who are curious about Camden National and the services that we offer. Should this happen, please extend a warm Camden National welcome and convey that you look forward to doing business with them once the transition is complete. You may also direct them to the CamdenNational.com website for additional information.

2 Elm Street, Camden, Maine 04843   |   800.860.8821   |   CamdenNational.com   |   Member FDIC

15.	What is the impact on our existing customers?

As a Maine based bank, our customers can expect to continue to receive exceptional customer service and local decision making.

16.	What are Camden National’s outreach efforts with The Bank of Maine employees?

Next week Greg Dufour, June Parent, Carolyn Crosby and other members of the Camden National senior team will be meeting with The Bank of Maine employees to personally welcome them to Camden National Bank. The outreach gatherings are being held in the Portland and Augusta areas, as well as a reach out in Downeast. During these meetings, we will be introducing The Bank of Maine to the Camden National family and start an open dialogue to learn more about them, their customers and the markets they serve.

17.	What should I do if I am contacted by a customer of The Bank of Maine who has specific questions about the acquisition or account conversion?

Answer only the questions you are comfortable and confident in answering. If you do not have or know an answer, please refer the customer to your manager or the Customer Assistance Center. We will be creating a customer transition website, communicating to customers via mail, and email. As these tools become available, we will notify you.

18.	What should I do if I am contacted by an employee of The Bank of Maine who has questions about employee benefits, compensation, employment, or other human resource matters?

The Bank of Maine employees have and will continue to receive information from Camden National’s Human Resource team. Please refer all employee relations matters to Human Resources or questions@camdennational.com.

19.	What should I do if I am contacted by a reporter?

All media inquiries should be directed to Jennifer Roper at 207.230.2118 or 207.975.0444.

Forward-Looking Statements

Certain statements contained in this investor presentation that are not statements of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about the proposed merger of Camden National and The Bank of Maine. These statements include statements regarding the anticipated closing date of the transaction, estimated cost savings of The Bank of Maine’s pre-tax non-interests expenses, the amount of accretion of the transaction to Camden National’s earnings, and Camden National’s pro forma tangible equity to tangible assets ratio. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words like “believe,” “expect,” “anticipate,” “estimate,” and “intend” or future or conditional verbs such as “will,” “would,” “should,” “could” or “may.” Certain factors that could cause actual results to differ materially from expected results include delays in completing the proposed merger, difficulties in achieving cost savings from the proposed merger or in achieving such cost savings within the expected time frame, difficulties in integrating Camden National and The Bank of Maine, increased competitive pressures, changes in the interest rate environment, changes in general economic conditions, legislative and regulatory changes that adversely affect the business in which Camden National and The Bank of Maine are engaged, changes in the securities markets and other risks and uncertainties disclosed from time to time in Camden National’s Annual Report on Form 10-K for the year ended December 31, 2014, as updated by other filings with the SEC. Camden National does not have any obligation to update forward-looking statements.

2 Elm Street, Camden, Maine 04843   |   800.860.8821   |   CamdenNational.com   |   Member FDIC

Additional Information and Where to Find It

In connection with the proposed merger, Camden National will file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that will include a Proxy Statement of The Bank of Maine and Camden National and a Prospectus of Camden National, as well as other relevant documents concerning the proposed merger. Investors and stockholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the proposed merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the Registration Statement and Proxy Statement/Prospectus, as well as other filings containing information about Camden National and The Bank of Maine, when they become available, may be obtained at the SEC’s Internet site (http://www.sec.gov). Copies of the Registration Statement and Proxy Statement/Prospectus (when they become available) and the filings that will be incorporated by reference therein may also be obtained, free of charge, from Camden National’s website at camdennational.com or by contacting Camden National Investor Relations at (207) 236-8821 or by contacting The Bank of Maine Investor Relations at (207) 518-5607.

Participants in Solicitation

Camden National and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Camden National in connection with the proposed merger. Information about the directors and executive officers of Camden National is set forth in the proxy statement for Camden National’s 2015 annual meeting of stockholders, as filed with the SEC on a Schedule 14A on March 12, 2015. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction and a description of their direct and indirect interests, by security holdings or otherwise, may be obtained by reading the Proxy Statement/Prospectus and other relevant documents regarding the proposed merger to be filed with the SEC (when they become available). Free copies of these documents may be obtained as described in the preceding paragraph.

2 Elm Street, Camden, Maine 04843   |   800.860.8821   |   CamdenNational.com   |   Member FDIC